UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 23, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                                                               Form 40-F:  ☐

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Yes:  ☐                                                      No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                                                      No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                                                      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 30, 2016

Date, Time and Place: Held on December 15, 2016, at 08:30 AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Internal Rules.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, Francisco Fernandes Campos Valério (alternate of Mr. João Henrique Batista de Souza Schmidt), Marcos Barbosa Pinto, Raul Calfat and Sergio Augusto Malacrida (alternate of Mr. João Carvalho de Miranda). Justified absences of Messrs. João Henrique Batista de Souza Schmidt and João Carvalho de Miranda.

Meeting Board:	Mr. José Luciano Duarte Penido — Chairman.
Mrs. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the article 17 of the Company’s Bylaws, (i) approve the proposal for the Company’s budget for the fiscal year of 2017; (ii) approve the Goals Chart of the Chief Executive Officer of the Company for the fiscal year of 2017; (iii) approve the proposal of the global remuneration of the management for the fiscal year of 2017; (iv) approve the review of the Executive Board of Officers’ Internal Rules of the Company; (v) approve the updating of the Company’s Materiality Matrix; (vi) approve the managements’ proposal to the long-term goals related to water; and (vii) endorse the report of the governance, risk management and compliance Officer.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the proposal for the Company’s budget for the fiscal year of 2017, as well as the recommendation to provide, in January 2017, the adjustments on the initial balance and possible tax amendments, which may occur in fiscal years of 2016.

(ii)              Approve the Goals Chart of the Chief Executive Officer of the Company for the fiscal year of 2017, which shall be extended to the Company;

(iii)           Approve, as per the recommendation of the Personnel and Remuneration Committee, the proposal to the global remuneration of the management for the fiscal year of 2017, to be timely submitted to the General Shareholders’ Meeting.

(iv)          Approve the review of the Executive Board of Officers’ Internal Rules of the Company, in accordance with the Schedule I.

(v)             Approve, as per the recommendation of the Sustainability Committee, the updating of the Company’s materiality matrix.

(vi)          Approve the managements’ proposal to the long-term goals related to water, in accordance with the Sustainability Committee’s recommendation.

(vii)       The Board of Directors, based on the best corporate governance practices in Brazil and abroad, decided that the Officer for Governance, Risk and Compliance, which includes the Internal Audit, Corporate Governance, Risk Management, Compliance and Ombudsman areas, shall report directly to the Board of Directors. This way, the Officer for Governance, Risk and Compliance (Compliance Officer) shall report, from now on, to the Chairman of the Board of Directors, providing technical information to the Statutory Audit Committee whenever required. Administrative issues shall be treated directly with the CEO of the Company.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, Francisco Fernandes Campos Valério, Marcos Barbosa Pinto, Raul Calfat, Sergio Augusto Malacrida, and, also, Mrs. Claudia Elisete Rockenbach Leal (Secretary).

São Paulo, December 15, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SCHEDULE I

FIBRIA CELULOSE S.A.

INTERNAL RULES OF THE EXECUTIVE BOARD OF OFFICERS

CHAPTER I

THE BOARD OF OFFICERS

1.                                     The Executive Board of Officers of Fibria Celulose S.A. ( “Fibria” or the “Company”) is a corporate body whose powers and duties are set under Law 6404/76 and subsequent changes to the Company’s Bylaws ( “Bylaws”).

2.                                     The Executive Board of Officers of the Company (the “Executive Officers”) shall act in a collegiate manner whenever required by the Bylaws or the Company’s interests.

2.1                              Each of the Executive Officers shall act individually within the limits of their respective duties and powers established in the Bylaws, Policy of Authorities and by resolution of the Company’s Board of Directors. The Company’s representation is a private competence of Executive Officers, always two of them jointly.

CHAPTER II

STRUCTURE AND FUNCTIONING OF THE EXECUTIVE BOARD OF OFFICERS

3.                                     The Executive Board, elected by the Board of Directors for a term of office of one (1) year shall consist of three (3) to ten (10) members, one of whom shall be the Chief Executive Officer, and the remaining shall be Executive Officers without specific designation.

3.1.                           After the end of the period for which they were elected, the Executive Officers shall remain vested in office, until the election and vesting in office of the elected alternates.

4.                                      In the absence or definitive impediment of any Executive Officer, the Board of Directors may elect the alternate, who shall complete the term of office of the replaced Executive Officer.

4.1.                           In the absence or temporary impediment of any Executive Officer, the Chief Executive Officer shall appoint, from among the other Executive Oficers, the one who shall perform their duties cumulatively with those of the replaced Executive Officer, until the reassumption of the position, however, in case of temporary accumulation of roles, no one shall receive any additional compensation.

5.                                     The Chief Executive Officer shall exercise the executive management of the Company, being on its responsabilities organize, coordinate and supervise the activities of the other Executive Officers, endeavouring the compliance with the decisions and guidelines established by the General Meeting and the Board of Directors.

5.1.                           It is a Chief Executive Officer’s duties:

(i)         To convene and preside the meetings of the Executive Board of Officers, as well as prepare, organize, construct and distribute meeting agendas, and distribute the information necessary for the consideration and resolution of the matters on the daily agenda;

(ii)        Comply with and ensure that others comply with the Bylaws, the resolutions of the General Meeting and resolutions of the Board of Directors and the Executive Board of Officers;

(iii)       Coordinate and supervise the activities of members of the Executive Board of Officers, aiming to harmonize the actions of all in the interests of the Company; and

(iv)       Keep the Board of Directors informed on the activities of the Company.

5.2.                                        The Executive Board of Officers may appoint one or more employees, auditors, consultants or executives of the Company to act as Secretary and/or to assist the Executive Board, with global corporate functions, assigned to assist the Chief Executive Officer in the organization of meetings, preparation of minutes, extraction of certificates, compliance with legal formalities related to meetings of the Executive Board of Officers and to keep any material submitted to the Executive Board of Officers.

5.3.                           In their absence or temporary disability, the Chief Executive Officer shall be replaced by another Executive Officer designated by him.

6.                                     The Executive Officers, always acting two of them jointly, shall observe the statutory guidelines, the resolutions of the Board of Directors and the General Meeting, represent the Company actively and passively, in and out of court. The Executive Officers, acting two of them jointly, may appoint attorneys to represent the Company within the limits and in the manner set forth in the Bylaws.

CHAPTER III

MEETINGS OF THE EXECUTIVE BOARD OF OFFICERS

7.                                     The Executive Board of Officers shall meet whenever the corporate interests so require, convened by the Chief Executive Officer. All decisions shall be taken by simple majority vote, and the Chief Executive Officer or the Executive Officer that is replacing him - when presiding the meeting - shall have, beyond their individual vote, the casting vote, with the effect to untie votes that are perhaps tied, being certain, however, that no member shall have more than one vote.

7.1.                           The Executive Board of Officers’ meetings shall be held at the Company’s headquarters or place designated by the convening notice, and may also be held by conference call or videoconference, or any other technological means which simultaneously connect different locations.

7.1.1.                 The documents which shall based the Executive Board of Officers’ decision making, shall be released to the Executive Officers through the Company’s Governance Portal, preferentially on Thursday immediataly before the date foreseen to hold the meeting.

7.2.                           Employees, auditors, consultants or executives of the Company, may attend to the Executive Board of Officers’ meetings whenever they are invited, and may not vote on matters submitted for deliberation.

7.2.1.                 Preferably, the representatives of the Legal and Governance, Risks and Compliance areas before the the Executive Board of Officers shall always attend to the Executive Board of Officers’ meetings, and may not vote on matters submitted for deliberation.

7.3.                           Any meeting of the Executive Board of Officers may be confidential in whole or in part if, at the discretion of the Chief Executive Officer, there is a matter whose nature so dictates, including, with respect to the disclosure of decisions. In this case, the Executive Board of Officers shall require to the attendees leave the meeting due to the discussion and referred decision making process.

CHAPTER IV

DUTIES OF THE EXECUTIVE OFFICERS

8.                                     The Executive Officers shall perform their duties in compliance with the provisions of the law, the Bylaws, the Code of Conduct and other internal and external standards of the Company.

9.                                     The Executive Officersshall use, in the exercise of their functions, care and diligence that every active and honest man usually employs in managing their own business, keeping confidentiality about the affairs of the Company.

10.                               Regarding the occurrence of any Conflicts of Interest among members of the Board of Officers, the same rules contained in the Internal Rules of the Board of Directors shall apply.

CHAPTER V

FINAL AND TRANSITIONAL PROVISIONS

11.                              These Rules shall enter into force on the date of its approval by the Board of Directors and shall revoke any rules and procedures contrary.

12.                              Once approved this Internal Rules, it will be complied with immediately by the Company, its Executive Officers and the Secretary, and may only be amended by the affirmative vote of a majority of the members of the Board of Directors.

São Paulo, December 15, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23rd, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO